July 28, 2014

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Pamela Long, Assistant Director

Re:	CleanTech Innovations, Inc. Preliminary Information Statement on Schedule 14C Filed June 24, 2014 File No. 001-35002

Dear Ms. Long:

On behalf of CleanTech Innovations, Inc. ( the “Company”), this letter constitutes the Company’s response to your letter dated July 21, 2014 in which you provided the staff’s comments on the Company’s Preliminary Schedule 14C Information Statement filed June 24, 2014 (the “Original Information Statement”). References to the Information Statement in the responses set forth in this letter are to the revised Preliminary Schedule 14C Information Statement filed concurrently with this letter, as amended in response to the Staff’s comments. We have included with this letter a redlined copy of the Amendment to aid in expediting your review. Capitalized terms used but not defined in this letter shall have the meaning for such terms as set forth in the Amendment.

General

1.	To the extent applicable, please provide the information required by Item 5(a) and (d) of Schedule 14C in connection with the delivery of documents to shareholders sharing the same address.

In response to the Staff’s comment, the Company has included information required by Item 5(a) and (d) in the Information Statement under the heading “DELIVERY OF DOCUMENTS TO SECURITY HOLDERS SHARING AN ADDRESS” (page 2 of the Information Statement) as follows:

Pamela Long

Re: CleanTech Innovations, Inc.

July 28, 2014

“Only one Information Statement is being delivered to multiple shareholders sharing an address unless we received contrary instructions from one or more of the shareholders. We shall deliver promptly, upon written or oral request, a separate copy of the Information Statement to a shareholder at a shared address to which a single copy of the document was delivered. A shareholder can notify us that the security holder wishes to receive a separate copy of the Information Statement by sending a written request to us at c/o CleanTech Innovations, Inc., C District, Maoshan Industry Park, Tieling Economic Development Zone, Tieling, Liaoning Province, China 112616. A shareholder may utilize the same address and telephone number to request either separate copies or a single copy for a single address for all future information statements and proxy statements, if any, and annual reports of the Company.”

2.	In the first paragraph on page 1, you discuss five separate actions for which the information statement is being furnished to the shareholders. However, the information statement does not appear to provide much, if any additional, information about the Spin-Off or the Debt Conversion. Please revise the information statement to include a more fulsome discussion about these two actions. In particular, please ensure that your disclosure addresses the following issues:

•	Why the board of directors under the direction of Mr. McEwen determined to explore a strategic reorganization at this time. Please discuss other strategic alternatives considered by the board, which did not involve the divesting of the current business, and how the board arrived at the determination that a share exchange with Six Dimensions and a spin-off of the current business operations were in the best interest of the shareholders. In an appropriate section of the information statement, please include a brief discussion of the material terms of the Divesture and Exchange Agreement (Exhibit 10.1 to the Form 8-K filed with the Commission on June 16, 2014);

•	How the divesture of the company’s wholly-owned subsidiary, Liaoning Creative Bellows Co., fit within the restructuring efforts of NYGG (Asia) Ltd.’s debt. In this regard, we note that in the second paragraph of the form of proxy (Exhibit B to the Divesture and Exchange Agreement), you state that the irrevocable proxy was granted “in connection with certain restructuring efforts to be pursued by the Company in consideration of NYGG (Asia) Ltd.’s forgiveness of certain debt owed by the Company and/or its affiliates,” and does not specify the other actions discussed in the information statement for which a shareholder vote is required;

In response to the Staff’s comment, the Company has revised the Information Statement to include a discussion of these items under the heading “ACTION 2. THE EXCHANGE” and the subheadings “Background of the Exchange”, “Background of the Spin-Off” and “Reasons for the Spin-Off” (beginning on page 7 of the Information Statement) as follows:

Pamela Long

Re: CleanTech Innovations, Inc.

July 28, 2014

“Background of the Exchange

The Board of Directors and senior management of the Company periodically review the Company’s long-term strategic plan with a goal of maximizing shareholder value. As part of the Company’s ongoing strategic planning process, the Board and its executive officers have regularly reviewed and evaluated the Company’s strategic direction and alternatives in light of the performance of its business and operations and market, economic, competitive and other conditions and developments.

On April 8, 2014, a meeting was held among representatives of NYGG (Asia) Ltd. (“NYGG Asia”), the Company’s largest creditor, Six Dimensions and lawyers from Holland & Knight LLP (“Holland & Knight”), counsel to NYGG Asia. During the meeting, the parties discussed the possible merger of Six Dimensions with the Company. Six Dimensions was originally introduced to the Company by a mutual acquaintance of both Mr. Tejune Kang, Six Dimensions founder and Chief Executive Officer, and Mr. William Uchimoto of Stevens & Lee, the Company’s legal counsel.

Representatives of Six Dimensions noted that as a condition to any merger or similar transaction with the Company, they would require that the Company be debt-free at the time of the transaction. Representatives of NYGG Asia stated that they would consider forgiving certain indebtedness owed by the Company in exchange for equity in the Company. The parties also discussed that as a condition to any such transaction, the Company would spin-off all of its China-based operations, so that following any such transaction, the business of the Company would be that of Six Dimensions only. After the meeting, representatives of NYGG Asia reported the results of the discussion, through Mr. Uchimoto, to Mr. Terry McEwen, formerly the Chairman of the Company’s Audit Committee and now its Chairman of the Board and Chief Executive Officer.

On April 16, 2014, NYGG Asia and Six Dimensions signed a letter of intent, describing the principal terms of the Exchange.

On June 10, 2014, CleanTech engaged Holland & Knight as counsel to represent CleanTech in connection with the Exchange and other corporate matters.

On June 10, 2014, Kane Kessler, P.C. (“Kane Kessler”), counsel for Six Dimensions, provided a draft Exchange Agreement to Holland & Knight and the Company for review.

Between June 10 and June 13, 2014, multiple drafts of the Exchange Agreement were exchanged between Holland & Knight and Kane Kessler to finalize the terms of the transaction.

On June 12, 2014, our sole Director and the Majority Shareholders approved the Exchange and the other Actions.

Pamela Long

Re: CleanTech Innovations, Inc.

July 28, 2014

On June 13, 2014, CleanTech and Six Dimensions executed the final Exchange Agreement. On June 17, 2014, CleanTech filed a Form 8-K with the SEC announcing the execution of the Exchange Agreement.

Background of the Spin-Off

This discussion of the Spin-Off of our wholly-owned Chinese subsidiary, Liaoning Creative Bellows Co., Ltd. (“Creative Bellows”) pursuant to the Divesture and Exchange Agreement (the “Divesture Agreement”) is qualified in its entirety by reference to the Company’s Current Report on Form 8-K filed June 16, 2014, and incorporated into this Information Statement by reference. You should read the entire Divesture Agreement and all exhibits thereto carefully, as they are the legal documents that govern the Spin-Off.

On June 11, 2014, the Company entered into the Divesture Agreement with certain of the Company’s controlling shareholders including Ping Chen, Shengfen Lin, Wenge Chen, Bei Lu and Dianfu Lu (collectively, the “Controlling Shareholders”). Bei Lu and Dianfu Lu were also officers and directors of the Company. The Controlling Shareholders collectively own 5,076,468 shares of our Common Stock (the “Controlling Shares”), or 61.0% of our issued and outstanding shares.

Pursuant to the Divesture Agreement, the Controlling Shareholders agreed to transfer all of the Controlling Shares to the Company in exchange for our transfer of our wholly-owned Chinese subsidiary, Creative Bellows, to the Controlling Shareholders or their designees. Creative Bellows wholly owns Lianoning Creative Wind Power Equipment Co., Ltd., a Chinese corporation which, together with Creative Bellows (the “China Subsidiaries”), represented all of our China-based business.

The Divesture Agreement is subject to various conditions, including that the Controlling Shares and our ownership interests in Creative Bellows (the “Subsidiary Interests”) be deposited into and held in escrow pursuant to the terms of a separately-executed Escrow Agreement (the “Escrow Agreement”). The release of the Controlling Shares and the Subsidiary Interests and consummation of the Exchange Agreement is further subject to the requirement that we promptly form a wholly-owned British Virgin Islands corporation (the “BVI Subsidiary”). Upon formation of the BVI Subsidiary, we are required to effectuate the transfer of the Subsidiary Interests to the BVI Subsidiary, followed by our transfer of all of our ownership interest in the BVI Subsidiary to the Controlling Shareholders. With respect to the contemplated transfer of the Controlling Shares to the Company, each Controlling Shareholder has executed and delivered an irrevocable proxy to Mr. McEwen. As such, Mr. McEwen now has the authority to vote the Controlling Shares in his discretion. The Divesture Agreement is also subject to customary representations and warranties of the parties and provides for cross-indemnification in the case of certain liabilities to either party.

Pamela Long

Re: CleanTech Innovations, Inc.

July 28, 2014

On June 11, 2014, in consideration of the Divesture Agreement and the related transactions, our largest creditor, NYGG Asia entered into a Forbearance and Waiver Agreement with the Company (the “Forbearance Agreement”). Pursuant to the Forbearance Agreement, NYGG Asia agreed to forbear from exercising certain of their respective rights and remedies related to our debt obligations to them and certain events of default thereunder. The forbearance period extends from June 11, 2014 until the first to occur of (i) September 10, 2014, (ii) the transfer of the Controlling Shares to the Company in exchange for the transfer of the Subsidiary Interests to the Controlling Shareholders and (iii) the termination of the Divesture Agreement. Upon the earlier to occur of (i) the occurrence of a forbearance default (which includes any failure by the Company to comply with and/or diligently pursue the transactions contemplated by the Divesture Agreement) or (ii) the expiration of the forbearance period, NYGG Asia’s agreement to forbear shall immediately terminate and NYGG Asia shall thereafter be entitled to exercise all of its rights and remedies with respect to the above-mentioned debt obligations.

Further to the Forbearance Agreement, NYGG Asia also agreed to unconditionally release each of the China Subsidiaries from all of their respective debt obligations to NYGG Asia. The terms of NYGG Asia’s release and waiver are set forth in a separately-executed Release and Waiver Agreement between NYGG Asia and each of the China Subsidiaries (the “Waiver Agreement”).

The foregoing descriptions of the Forbearance Agreement and the Waiver Agreement do not purport to be complete, and are qualified in their entirety by reference to the full text of the Forbearance Agreement and the Waiver Agreement, which are filed as Exhibits 10.3 and 10.4 to the Company’s Current Report on Form 8-K filed June 16, 2014 and are incorporated herein by reference.

As of the date of this Information Statement, the Controlling Shares, the Subsidiary Interests and the interests in the BVI Subsidiary are being held in escrow, and the Controlling Shareholders are the managers and beneficial owners of the China Subsidiaries. We expect that the Controlling Shares will be released to the Company, and the interests in the BVI Subsidiary will be released to the Controlling Shareholders, simultaneously with the consummation of the Exchange.

Reasons for the Spin-Off and Exchange

As part of the Company’s ongoing strategic planning process, our Board and executive officers have over time regularly reviewed and evaluated the Company’s strategic direction and alternatives in light of the performance of its business and operations and market, economic, competitive, and other conditions and developments. This strategic planning process resulted in our Board’s decision to enter into a series of transactions to effect the Spin-Off and Exchange.

Pamela Long

Re: CleanTech Innovations, Inc.

July 28, 2014

In considering the Spin-Off and the Exchange, our Board determined that the poor financial performance of our China Subsidiaries, representing all of the operating assets of the Company, raised a substantial doubt as to whether the Company may continue as a going concern. In light of these conditions, our Board determined that operation of the China Subsidiaries may not be the best way to maximize the Company’s potential in the long term.

The Spin-Off was designed to provide the Company with flexibility for future corporate action, including but not limited to possible acquisitions of, or mergers with, other companies in various industries, financings, investment opportunities, stock splits, and dividends. The Spin-Off was supported by our largest creditor, NYGG Asia, who, in connection with the Spin-Off, agreed to consummate the Debt Conversion in connection with the Exchange, which the Board believes will significantly improve the financial condition of the Company.

In evaluating a number of alternatives, our Board consulted with the Company’s management and legal and financial advisors, reviewed a significant amount of information, and considered a number of factors, including, among others, the following factors that our Board viewed as supporting its decision ultimately to approve the Spin-Off and the Exchange as being in the best interests of our stockholders:

•  the Company’s estimated near- and long-term operations and performance on an independent stand-alone basis;

•  the substantial risk that the Company would not be able to repay the approximately $16 million in interest and principal due to NYGG Asia;

•  the substantial additional financing that would be needed to achieve the desired performance and the risk that such additional financing may not be obtained on terms favorable to the Company or at all;

•  the competitive industry in which the Company operates, including the fact that many competitors have greater resources, financial and otherwise, than the Company has;

•  historical and current information concerning Six Dimensions’ business, technology, personnel, and management; its financial performance, condition, and prospects as presented by Six Dimensions to the Company’s Board, management team, and advisors and results of a due diligence investigation of Six Dimensions conducted by the Company’s management and advisors;

•  the process undertaken to explore strategic alternatives available to the Company to maximize stockholder value, and the review and assessment of the possible outcomes of such alternatives, including the possibility of remaining independent, combinations with other merger partners, the possibility of being acquired and the possibility of equity or debt being issued in public or private offerings;

Pamela Long

Re: CleanTech Innovations, Inc.

July 28, 2014

•  the number of shares of the Company’s Common Stock to be issued to NYGG Asia and Six Dimensions’ stockholders pursuant to the Exchange Agreement and the fact that, following the completion of the Exchange, the Company’s indebtedness to NYGG Asia would be extinguished and NYGG Asia and the Company’s stockholders would participate in approximately 50% of the future growth and earnings of the Company following the Exchange; and

•  the fact that Mr. McEwen, our current director, will be a director of the Company after the Exchange.

The CleanTech Board also carefully considered and discussed a number of risks, uncertainties, and other countervailing factors in its deliberations regarding entering into the Exchange Agreement and consummating the Exchange, including, among others, the following:

•  the risk that the conditions to the Exchange will not be satisfied, including the condition that the Company maintains the continued listing of the Common Stock on the NASDAQ Capital Market or complete a private placement equity offering of the Common Stock at $0.90 per share with minimum aggregate proceeds of $3 million and maximum aggregate proceeds $5.1 million;

•  the risks and substantial costs, including public company costs, and the difficulty of obtaining additional financing on terms favorable to the Company, or at all, to cover such costs of the Company remaining a stand-alone publicly traded company instead of agreeing to a transaction with Six Dimensions;

•  the uncertainty of the trading price of the Company’s Common Stock after announcing the Exchange and after consummation of the Exchange;

•  the possibility that the anticipated benefits of the Exchange may not be realized or may be lower than expected;

•  the potential limitations on the Company’s operations due to pre-closing covenants in the Exchange Agreement;

•  the disruption that may be caused by failure to complete the Exchange;

•  the substantial fees and expenses incurred by the Company in connection with the Exchange, which will be incurred whether or not the Exchange is completed; and

•  other risks described in the sections of this Information Statement entitled “Risks” and “Forward-Looking Statements”.

The CleanTech Board believes that, overall, the potential benefits to our stockholders of the Exchange Agreement, and the transactions contemplated thereby, outweigh the risks and uncertainties.

Pamela Long

Re: CleanTech Innovations, Inc.

July 28, 2014

Although this discussion of the information and factors considered by the Company’s Board is believed to include the material factors it considered, it is not intended to be exhaustive and may not include all of the factors considered by the Board. The Board did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination that the Exchange Agreement and the transactions contemplated thereby are fair to, advisable, and in the best interests of the Company and its stockholders. The Company’s Board based its determination on the totality of the information presented to and factors considered by it.”

•	As part of your Debt Conversion discussion, please disclose NYGG (Asia) Ltd.’s ultimate beneficial ownership of the company’s stock following the closing of the Exchange. Your disclosure should cover beneficial ownership of the company’s securities that NYGG, directly or indirectly, will have after the closing of the Exchange. As defined in Exchange Act Rule 13d-3, a beneficial owner of a security includes “any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (1) voting power which includes the power to vote, or to direct the voting of, such security; and/or, (2) investment power which includes the power to dispose, or to direct the disposition of such security.”

In response to the Staff’s comment, the Company has revised the Information Statement to include a discussion of these items under the heading “ACTION 2. THE EXCHANGE” and the subheading “Pro Forma Ownership” (beginning on page 12 of the Information Statement) as follows:

“In addition, with respect to the Debt Conversion, assuming that NYGG Asia does not participate in the private placement contemplated by the Exchange Agreement, upon consummation of the Exchange and the issuance of the Debt Conversion Shares but without giving effect to any shares issued in connection with the private placement, NYGG Asia will be the beneficial owner of approximately 80,844,730 shares, or approximately 45%, of the Post-Exchange Company’s issued and outstanding common stock. If, and to the extent that NYGG Asia participates in the private placement, its ownership percentage of the common stock would change accordingly. “

3.	Please provide disclosure of the order in which you expect to execute the noted actions. It is unclear, for example, whether the divesting of Creative Bellows has taken place, or whether it will happen concurrently with the share exchange transaction.

In response to the Staff’s comment, the Company has revised the Information Statement to include an explanation of the order in which these actions will take place under the heading “GENERAL” (beginning on page 1 of the Information Statement) as follows:

Pamela Long

Re: CleanTech Innovations, Inc.

July 28, 2014

“We expect that the Spin-Off and the Debt Conversion will occur immediately following the consummation of the Exchange. The other Actions will occur simultaneously with the consummation of the Exchange.”

4.	Please revise the information statement as appropriate to reflect the reverse stock split that became effective on July 14, 2014. In this regard, we note the Form 8-K filed on July 3, 2014.

In response to the Staff’s comment, the Company has revised the Information Statement, as appropriate, to reflect the July 14, 2014 1-for-3 reverse stock split.

Action 2. – The Exchange, page 6

Explanatory Note Regarding the Exchange Agreement, page 6

5.	Please note that disclosure stating that the representations and warranties contained in the exchange agreement were made solely for purposes of such agreement and solely for the benefit of the parties to such agreement, suggests that the agreement does not constitute public disclosure under the federal securities laws of the United States. Please note that investors are entitled to rely upon disclosures in your publicly filed documents, including disclosures regarding representations and warranties. Please revise your disclosure to remove such implication. Please address this comment also with respect to your “Representations and Warranties” disclosure on page 8.

In response to the Staff’s comment, the Company has revised the disclosure on pages 7 and 13 of the Information Statement, which now expressly state that investors are entitled to rely upon disclosures in the Company’s publicly filed documents.

The Exchange, page 7

6.	Please identify the exemption from the registration requirements of the Securities Act, pursuant to which you expect to consummate the Exchange transaction, and discuss briefly the basis upon which you are relying for the exemption.

The Company and Six Dimensions expect that the Exchange Shares will be issued in a transaction exempt from registration under the Securities Act of 1934 (the “Securities Act”) by reason of Section 4(2) of the Securities Act and/or Rule 505 of Regulation D promulgated by the SEC thereunder, as (1) there are fewer than 35 shareholders of Six Dimensions, and such shareholders otherwise meet the requirements of this Rule, (2) the Company did not use general solicitation or advertising to market the Exchange Shares and (3) the Exchange Shares will be “restricted securities” (as defined under Rule 144 promulgated under the Securities Act).

Pamela Long

Re: CleanTech Innovations, Inc.

July 28, 2014

In response to the Staff’s comment, the Company has included disclosure on page 11 of the Information Statement identifying the exemptions under the Securities Act on which we expect to rely in connection with the Exchange.

7.	Please elaborate on the reasons for engaging in the Exchange transaction, how you identified Six Dimensions as an acquisition target, and who initiated the first contact between the two parties.

In response to the Staff’s comment, the Company has revised the disclosure in the Information Statement under the heading “ACTION 2. THE EXCHANGE” and the subheadings “Background of the Exchange” and “Reasons for the Spin-Off”, as described in our response to Comment 2 above.

8.	To the extent applicable, please disclose any past contacts, transactions or negotiations between the parties as required by Item 1005(b) of Regulation M-A. Refer to Item 14(b)(7) of Schedule 14A.

In response to the Staff’s comment, the Company has revised the disclosure in the Information Statement under the heading “ACTION 2. THE EXCHANGE” and the subheading “Background of the Exchange”, as described in our response to Comment 2 above.

Conditions to the Exchange, page 9

9.	Please revise your disclosure to add that the closing of the Exchange transaction is also subject to Six Dimension’s completion of a private placement equity offering for a minimum aggregate amount of $3 million and maximum of $5.1 million. Briefly disclose the significance of this financing contingency in the context of the Exchange transaction, and whether or not it has been met.

In response to the Staff’s comment, the Company has revised the Information Statement to include a discussion of these items under the heading “ACTION 2. THE EXCHANGE” and the subheadings “Background of the Exchange” as set forth above in our answer to Comment 2 above, and in a new section titled “The Private Placement” (page 11 of the Information Statement) as follows:

“The Private Placement

As described above, Six Dimensions is not obligated to consummate the transactions contemplated by the Exchange Agreement unless Six Dimensions and the Company have in escrow for the benefit of the Company following the Exchange (the “Post-Exchange Company”) aggregate gross proceeds of not less than $3 million and not more than $5.1 million received pursuant to a private placement of our Common Stock at $0.90 per share, made solely to accredited investors in compliance with the exemption

Pamela Long

Re: CleanTech Innovations, Inc.

July 28, 2014

from registration provided by Section 4(a)(2) of the Securities Act or Rule 506 of Regulation D thereunder on terms satisfactory to Six Dimensions and the Company, and the conditions to closing such private placement are satisfied. We expect that the private placement, when consummated, will strengthen the Post-Exchange Company’s financial position and will give the Post-Exchange Company greater financial flexibility to execute its business plan as a NASDAQ-listed public company.

Assuming the private placement is consummated with the minimum aggregate gross proceeds of $3 million, the Company will issue approximately 3,333,334 shares of Common Stock to the purchasers thereunder. The issuance of shares of our Common Stock in accordance with the private placement would dilute, and thereby reduce, each existing stockholder’s proportionate ownership in our Common Stock. The stockholders do not have preemptive rights to subscribe for additional shares that may be issued by the Company in order to maintain their proportionate ownership of Common Stock. It is possible that if we conduct a non-public stock offering, some of the shares we sell could be purchased by one or more investors who could acquire a large block of Common Stock. This would concentrate voting power in the hands of a few stockholders who could exercise greater influence on our operations or the outcome of matters put to a vote of stockholders in the future.”

Interests of Directors and Officers in the Exchange, page 10

10.	You state that Mr. McEwen may have had interests in the Exchange that may be different from, or in addition to, the interests of other shareholders. Please revise your disclosure to provide qualitative and quantitative disclosure of any substantial interest, direct or indirect, by security holdings or otherwise, that Mr. McEwen may have in the Exchange or in any of the other actions discussed in the information statement. Please ensure that you provide this disclosure not only with respect to the officers and directors of the company, but also with regard to any of their associates. Please refer to Item 3 of Schedule 14C and the definition of “associate” set forth in Exchange Act Rule 14a-1.

In response to the Staff’s comment, the Company has revised the Information Statement to clarify that Mr. McEwen does not have any interest, direct or indirect, in the Exchange or other actions discussed in the Information Statement that differ from, or that are in addition to, the interests of any other shareholder. The subsection “Interests of Directors and Officers in the Exchange” (page 15 of the Information Statement) has been revised follows:

“You should be aware that our sole Director who approved the Exchange Agreement and the related transactions, Terry McEwen, is also our Chief Executive Officer as well as the holder of proxies constituting a majority of our issued and outstanding shares. We are not aware of any reason that Mr. McEwen would have any interests, either directly or

Pamela Long

Re: CleanTech Innovations, Inc.

July 28, 2014

indirectly, in the Exchange that would be different from, or in addition to, your interests as a shareholder and that may present actual or potential conflicts of interest.”

Summary of Actions by the Board of Directors and Consenting Shareholders, page 20

11.	This summary appears to only address the amendment to the Certificate of Amendment of the Articles of Incorporation. Please either confirm that the listed actions were the only actions requiring shareholder approval, or otherwise ensure that the summary covers all of the actions listed on the first page of the information statement.

In response to the Staff’s comment, the Company has revised the Information Statement to reflect that, as the consummation of the Exchange and the Debt Conversion will result in the issuance of more than 20% of our Common Stock outstanding before such issuance, shareholder approval is required, and was obtained, pursuant to Nasdaq Marketplace Rule 5635(d) The section “SUMMARY OF ACTIONS BY THE BOARD OF DIRECTORS AND CONSENTING SHAREHOLDER” (beginning on page 27 of the Information Statement) has been revised as follows:

“On June 12, 2014, our Board of Directors, believing it to be in the best interests of the Company and its shareholders approved, and recommended that the shareholders of the Company approve the Amendments, the Exchange and the Debt Conversion. The Amendments are reflected in the Form of Amendment to the Certificate of Amendment of the Articles of Incorporation, which is attached hereto as Exhibit A, and incorporated herein by reference.”

and

“Authorization of the Exchange and Debt Conversion

Our Common Stock is listed on the Nasdaq Capital Market and therefore, we are subject to the Nasdaq Marketplace Rules. Under Nasdaq Marketplace Rule 5635(d) (which we refer to in this Information Statement as the “20% Rule”), stockholder approval is required for an issuance or potential issuance of our Common Stock (or securities convertible into or exercisable for Common Stock) equal to 20% or more of our Common Stock outstanding or 20% or more of the voting power outstanding before such issuance for a price less than the greater of book or market value of our Common Stock at the time of such issuance. As the amount of our Common Stock that will be issued pursuant to the Exchange and Debt Conversion exceeds 20% of our Common Stock outstanding before such issuance, these Actions required the approval of our shareholders. This approval was obtained by written consent, dated as of June 12, 2014, pursuant to which the Board of Directors and the shareholders each approved the Exchange and the Debt Conversion.”

Pamela Long

Re: CleanTech Innovations, Inc.

July 28, 2014

Incorporation by Reference, page 31

12.	In this section, please list all documents you incorporate by reference. For example, we note on page 4 that you incorporate your Form 10-K for the fiscal year ended December 31, 2013 by reference.

In response to the Staff’s comment, the Company has deleted the language incorporating by reference the Form 10-K for the fiscal year ended December 31, 2013.

Unaudited Pro Forma Condensed Statement of Operations, page F-3

13.	We note you have included a pro forma adjustment for anticipated public company costs. It appears you should remove this adjustment from you presentation, as it is unclear how the amount can be viewed as factually supportable. Please refer to Rule 11-02(b)(6) of Regulation S-X for guidance.

Response: In response to the Staff’s comment, the Company has removed these adjustments.

14.	In lieu of a pro forma adjustment for anticipated public company costs, please consider pro forma, footnote-only disclosure of such costs, along with a clear indication that your pro forma presentation omits any adjustment for the amounts you estimate.

In response to the Staff’s comment, a footnote disclosure for these costs has been included on page F-6 of the pro forma financial information as follows:

“7. The Company estimates that there will be an additional quarterly $62,500 ($250,000 annually) in public company costs. Such costs have not been included in the unaudited pro forma condensed statement of operations.”

15.	To the extent you continue to provide investors with pro forma footnote information regarding the anticipated costs of being a public company, please explain to us why your full year pro forma presentation for fiscal year 2013 includes only $62,250 of anticipated costs, while your presentation for the quarter ended March 31, 2014 includes an amount of $250,000. Please note, your pro forma presentation shall be computed assuming the transaction was consummated at the beginning of the fiscal period presented.

The Company expects these costs to be $62,500 quarterly and $250,000 annually. In response to the Staff’s comment, the Company has incorporated these changes in the pro forma financial footnotes as set forth in the answer to Comment 14.

16.	We note on page D-21 of your filing that you have provided pro forma income tax information as part of your financial statements. It is unclear from your filing, whether or

Pamela Long

Re: CleanTech Innovations, Inc.

July 28, 2014

not you expect to remain an S-Corporation or if you will convert to a C-Corporation as a result of your transaction. Please clarify for us, and in your filing, your expected tax status going forward. To the extent you expect to convert to a C-Corporation as a result of the transaction, please provide a pro forma tax adjustment in your pro forma Condensed Statement of Operations at the statutory rate. Please refer to Instruction 7 of Rule 11-02(b)(8) of Regulation S-X.

The Company intends to convert to a C- Corporation. In response to the Staff’s comment, the Company has added a pro forma tax adjustment to the pro forma financial information at the statutory rate.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding this letter or the Amendment to me at (212) 513-3470.

Very truly yours,

HOLLAND & KNIGHT LLP

/s/ Neal Beaton, Esq.

cc:	Mr. Terry McEwen Chief Executive Officer and Chairman, CleanTech Innovations, Inc.